EXHIBIT 23.2





The Board of Directors
Palmetto Bancshares, Inc.

     We consent to the use of our report dated February 9, 2001, with respect to the consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows of Palmetto Bancshares, Inc. and subsidiary for the year ended December 31, 2000.


                                           /s/ KPMG LLP


KPMG LLP
Greenville, SC
August 20, 2003